JIADE LIMITED

January 26, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Patrick Kuhn
Joel Parker
Rucha Pandit
Lilyanna Peyser

Re:	JIADE LIMITED
Registration Statement on Form F-1
Filed December 27, 2023
File No. 333-276283

Ladies and Gentlemen:

This letter is in response to the letter dated January 23, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to JIADE LIMITED (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-1

Resale Prospectus - Prospectus Cover Page, page A-1

1. Please revise the prospectus cover page of the resale prospectus to include the disclosure that appears on the prospectus cover page of the Public Offering Prospectus regarding your status as a China based issuer. Refer to the Sample Letter to China Based Companies for guidance.

In response to the Staff’s comments, we have revised our disclosure on the cover page of the Resale Prospectus of the Amended Registration Statement to include the disclosure that appears on the cover page of the Public Offering Prospectus regarding our status as a China based issuer.

General

2. Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

In response to the Staff’s comments, we have filed Exhibit 99.8 to request that the Commission waive the requirement of Item 8.A.4 of Form 20-F and confirm that we are not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States, and that complying with the 12-month requirement is impracticable or involves undue hardship.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yuan Li
Name:	Yuan Li
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC